Exhibit 99.1

Perfect to Hold Extraordinary General Meeting of Shareholders

New York – August 26, 2026 – Perfect Corp. (NYSE: PERF) (“Perfect” or the “Company”), a leading artificial intelligence (“AI”) company offering AI and augmented reality (“AR”) powered solutions to beauty, fashion, photo and video creative industries, today announced that it has called an extraordinary general meeting (the “EGM”) to be held on October 19, 2026, at 9:00 a.m. (Taiwan time) at the principal office of the Company located at 14F, No. 98, Minquan Road, Xindian District, New Taipei City 231, Taiwan to consider and vote on, among other matters, the proposal to authorize and approve the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 10, 2026, between the Company and ProjectNY, an exempted company with limited liability incorporated under the laws of the Cayman Islands controlled by Ms. Alice H. Chang (“Merger Sub”), and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company (the “Surviving Company”) and becoming a privately held company.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of the special committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement, the Plan of Merger, and the transactions contemplated thereby, including the Merger, and resolved to recommend that the Company’s shareholders vote to approve them.

Shareholders of record as of the close of business in New York on September 8, 2026 will be entitled to attend and vote at the EGM and any adjournment thereof.

About Perfect Corp.

Founded in 2015, Perfect Corp. is a leading AI company offering self-developed AI- and AR- powered solutions dedicated to transforming the world with digital tech innovations that make your virtual world beautiful. On Perfect’s direct consumer business side, Perfect operates a family of YouCam consumer apps and web-editing services for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. On Perfect’s enterprise business side, Perfect empowers major beauty, skincare, fashion, jewelry, and watch brands and retailers by supplying them with omnichannel shopping experiences through AR product try-ons and AI-powered skin diagnostics. With cutting-edge technologies such as Generative AI, real-time facial and hand 3D AR rendering and cloud solutions, Perfect enables personalized, enjoyable, and engaging shopping journey and helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, forward-looking statements can be identified by words such as may, will, could, would, should, expect, intend, plan, anticipate, believe, estimate, predict, project, potential, continue, ongoing, target, seek or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, without limitation, statements regarding the proposed Merger, the expected timing and completion of the Merger, the expected funding of the Merger, the expected treatment of the Company’s ordinary shares, options, warrants, Company Earnout Shares and Continuing Shares, the expected delisting and deregistration of the Company’s Class A ordinary shares and warrants, the expected filing and mailing of transaction materials, the anticipated timing of the shareholders meeting and the expected benefits or effects of the Merger. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ materially include, among others, risks and uncertainties relating to the ability to complete the Merger on the proposed terms or anticipated timeline or at all; the possibility that competing offers or acquisition proposals will be made; the possibility that required shareholder approval, regulatory approvals or other consents may not be obtained; the failure to satisfy other conditions to the completion of the Merger; potential litigation relating to the Merger; the amount of costs, fees, expenses and charges related to the Merger; the effect of the announcement, pendency or completion of the Merger on the Company’s business, results of operations, financial condition, cash flows, prospects, relationships with customers, suppliers and employees, operating results and business generally; and other risks and uncertainties described in the Company’s filings with the SEC. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are material that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Except as required by applicable law, Perfect does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact

Investor Relations, Perfect Corp.

Email: Investor_Relations@PerfectCorp.com